

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2012

Via E-mail
Gavriel Bolotin
President and Chief Executive Officer
Plesk Corp.
4014 14th Ave.
Brooklyn, NY 11218

>   **Re: Plesk Corp.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed February 7, 2012**
>   **File No. 333-175667**

Dear Mr. Bolotin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Marketing, page 19

1. We note your response to comment 5 in our letter dated January 26, 2012. We reissue our comment as it appears that you have not revised your disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Plan of Operation, page 24

2. We note your disclosure in the last paragraph on page 24 that if you are not able to become a public company within six months or are not able to obtain a loan from your officers, you will not require any significant funds during the next 12 months other than the funds necessary to pay legal fees estimated not to exceed $7,000 and the $5,000 fee due May 1, 2012 to Ulano for website design and maintenance. Based on your disclosure

in Note 7 on page F-10 it appears that you have three payments for website design and maintenance of $5,000 each which are due within the 12 months after November 30, 2011 which are due in May 2012, August 2012 and November 2012. Please revise your disclosure to include these anticipated payments in your disclosures regarding your management's viable plan to continue in existence for the 12 months succeeding your most recent balance sheet or explain why no such revision is required. Please refer to Section 607.02 of the Codification of Financial Reporting Releases.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

3. We note that in the updated independent accountant's consent included in your filing your accountant consents to the use of their November 30, 2011 report on the financial statements of China, Inc. contained in the amended registration statement and prospectus of China, Inc. Please amend your filing to provide a consent of your independent accountant to the use of their report on your financial statements.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332, or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Catherine Brown, Staff Attorney, at (202) 551-3513, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director